UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____ )*

THE PENN TRAFFIC COMPANY

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

707832200

(CUSIP Number)

King Street Capital Management, L.L.C. 65 East 55th Street, 30th Floor New York, N.Y. 10022 212-812-3100 Attn: General Counsel
(Name, address and telephone numbers of person authorized to receive notices and communications)

June 15, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 707832200	Page 2 of 16

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) King Street Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 374,208
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 374,208
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 374,208
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No. 707832200	Page 3 of 16

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) King Street Capital, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 800,700
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 800,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No. 707832200	Page 4 of 16

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) King Street Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 374,208
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 374,208
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 374,208
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. 707832200	Page 5 of 16

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) King Street Capital Management. L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,174,908
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,174,908
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,174,908
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. 707832200	Page 6 of 16

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) O. Francis Biondi, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,174,908
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,174,908
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,174,908
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 707832200	Page 7 of 16

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Brian J. Higgins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,174,908
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,174,908
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,174,908
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON IN

Explanatory Note.

The shares of common stock, par value $0.01 per share to which this Schedule 13D relates were previously reported by the Reporting Persons (as defined below) on Schedule 13G, the last amendment to which was filed on February 14, 2007.  This Schedule 13D is being filed pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

ITEM 1.                  Security and Company.

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of The Penn Traffic Company, a Delaware corporation (the “Company”).  The address of the Company’s principal executive offices is 1200 State Fair Boulevard, Syracuse, New York, 13221-4737.

ITEM 2.                  Identity and Background.

(a) – (c) and (f).  The persons filing this Schedule 13D are King Street Capital, L.P., a Delaware limited partnership (“KSC L.P.”), King Street Capital, Ltd., a British Virgin Islands business company (“KSC Ltd.”), King Street Advisors, L.L.C., a Delaware limited liability company (“KSA”), King Street Capital Management, L.L.C., a Delaware limited liability company (“KSCM”), Mr. O. Francis Biondi, Jr. (“Mr. Biondi”) and Mr. Brian J. Higgins (“Mr. Higgins” and, collectively with KSC L.P., KSC Ltd., KSA, KSCM and Mr. Biondi, the “Reporting Persons”).  KSA is the sole general partner of KSC L.P.  Mr. Biondi and Mr. Higgins are the sole managing members of KSA and the sole managing partners of KSCM.

KSC L.P.’s principal business is to invest in and trade securities and other financial instruments for the benefit of the holders of its partnership interests.  KSC Ltd.’s principal business is to invest in and trade securities and other financial instruments for the benefit of its shareholders.  KSA’s principal business is to act as the general partner of KSC, L.P.  KSCM’s principal business is to act as the investment manager of KSC L.P. and KSC Ltd.  The principal business of each of Mr. Biondi and Mr. Higgins is to act as a managing member of KSA and as a managing partner of KCSM.  Mr. Biondi and Mr. Higgins are both United States citizens.

The name, business address, present principal occupation and citizenship of each director of KSC Ltd. and each executive officer of KSCM is set forth on Schedule A attached hereto.

The principal business address of KSC Ltd. is care of Walkers Chambers, P.O. Box 92 Road Town, Tortola, British Virgin Islands.  The principal business address of each of KSC L.P., KSA, KSCM, Mr. Biondi and Mr. Higgins is 65 East 55th Street, 30th Floor, New York, New York 10022.

(d) – (e).  During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the directors of KSC Ltd. or executive officers of KSCM, has been convicted in any criminal proceedings or has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

ITEM 3.                  Source and Amount of Funds or Other Consideration.

On April 21, 2005, KSC L.P., KSC Ltd. and King Street Institutional, Ltd. (“KSI”), which has since been merged into KSC Ltd., purchased $20 million in aggregate principal amount of the Company’s 11% Senior Notes due 2009 (the “Senior Notes”).  In connection with the Company’s reorganization under Chapter 11 of the United States Bankruptcy Code, and pursuant to the First Amended Joint Plan of Reorganization of The Penn Traffic Company and its Affiliated Debtors and Debtors in Possession, filed with the United States Bankruptcy Court for the Southern District of New York on February 4, 2005, the Senior Notes were cancelled, and KSC L.P., KSC Ltd. and KSI, as claim holders of the Senior Notes, received an aggregate of 653,151 shares of the Company’s Common Stock.  Subsequently, KSC L.P., KSC Ltd. and KSI expended $8,604,719.89 in the aggregate to purchase an additional 521,757 shares of the Company’s Common Stock.  The source of funding for the purchase of the Senior Notes and the shares of Common Stock reported in this Schedule 13D was the respective general investment capital of each of KSC L.P., KSC Ltd. and KSI.

ITEM 4.                  Purpose of Transaction.

The Reporting Persons may from time to time engage in discussions with management, members of the Company’s board of directors, other stockholders of the Company and other relevant parties concerning the business, operations, board composition, management, strategy, financing and future plans of the Company.  The Reporting Persons may make suggestions regarding the business, operations, management, strategy, financing and future plans of the Company.  The Reporting Persons may purchase additional shares of Common Stock, sell some or all of their shares of Common Stock, or engage in hedging or similar transactions with respect to the shares of Common Stock.

ITEM 5.                  Interests in Securities of the Company.

(a)           As of June 15, 2007, KSC L.P. beneficially owned, in the aggregate, 374,208 shares of Common Stock, representing approximately 4.5% of the Company’s outstanding shares of Common Stock.

As of June 15, 2007, KSC Ltd. beneficially owned, in the aggregate, 800,700 shares of Common Stock, representing approximately 9.7%  of the Company’s outstanding shares of Common Stock.

As of June 15, 2007, KSA, by virtue of its relationship with KSC L.P. (as disclosed in Item 2 of this Schedule 13D), may potentially have been deemed to beneficially own the 374,208 shares of Common Stock described above as being beneficially owned by KSC L.P.  Those 374,208 shares represent approximately 4.5% of the Company’s outstanding shares of Common Stock.

As of June 15, 2007, each of KSCM, Mr. Biondi and Mr. Higgins, by virtue of their respective relationships with KSC L.P. and KSC Ltd. (as disclosed in Item 2 of this Schedule 13D), may potentially have been deemed to beneficially own, in the aggregate, the 1,174,908 shares of Common Stock described above as being beneficially owned by KSC L.P. and KSC, Ltd.  These 1,174,908 shares represent approximately 14.2% of the Company’s outstanding shares of Common Stock.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of KSA, KSCM, Mr. Biondi and Mr. Higgins that it or he is the beneficial owner of any of the shares of Common Stock reported under this Schedule 13D, either for purposes of Section 13(d) of the Exchange Act or for any other purpose, and any such beneficial ownership thereof is expressly disclaimed.

The ownership percentages of the Common Stock set forth above were calculated based on 8,279,800 shares of Common Stock outstanding as of  December 30, 2006, as reported in an Exhibit to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 15, 2007.

Because of the relationships disclosed in Item 2 of this Schedule 13D, the Reporting Persons may potentially have been deemed to constitute a “group” within the meaning of Rule 13d-5 under the Exchange Act and the group would be deemed to beneficially own, in the aggregate, all of the shares of the Common Stock held by members of the group.  The Reporting Persons do not admit that they constitute a group within the meaning of Rule 13d-5 under the Exchange Act.

(b)  As of June 15, 2007, KSC L.P. and KSA may potentially have been deemed to share power to vote or to direct the vote, or shared power to dispose or direct the disposition of, the 374,208 shares of Common Stock described above as being beneficially owned by KSC L.P., by virtue of their relationship as disclosed in Item 2 of this Schedule 13D.

As of June 15, 2007, KSC Ltd. may potentially have been deemed to have shared power to vote or to direct the vote, or shared power to dispose or direct the disposition of, the 800,700 shares of Common Stock described above as being beneficially owned by it.

As of June 15, 2007, each of KSCM, Mr. Biondi and Mr. Higgins may potentially have been deemed to have shared power to vote or to direct the vote, or shared power to dispose or direct the disposition of, the 1,174,908 shares of Common Stock described above as being beneficially owned by KSC L.P. and KSC, Ltd. by virtue of their relationships as disclosed in Item 2 of this Schedule 13D.

(c)           None.

(d)           Other than the Reporting Persons that directly own shares of Common Stock, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock.

(e)           Not applicable.

ITEM 6.	Contract, Arrangement, Understandings or Relationship with Respect to Securities of the Company.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of  June 15, 2007, a copy of which is attached hereto as Exhibit 99.1.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit                    Description

99.1
Joint Filing Agreement, dated as of June 15, 2007, by and among King Street Capital, L.P., King Street Capital, Ltd., King Street Advisors, L.L.C., King Street Capital Management, L.L.C., Mr. O. Francis Biondi, Jr. and Mr. Brian J. Higgins.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 15, 2007

KING STREET CAPITAL, L.P.
By:   King Street Advisors, L.L.C.,
         Its General Partner

By:  /s/ Brian J. Higgins
        Name:  Brian J. Higgins
        Title:    Managing Member

KING STREET CAPITAL, LTD.

By:  /s/ Brian J. Higgins
        Name:  Brian J. Higgins
        Title:    Director

KING STREET ADVISORS, L.L.C.

By:  /s/ Brian J. Higgins
        Name:  Brian J. Higgins
        Title:    Managing Member

KING STREET CAPITAL MANAGEMENT, L.L.C. By: /s/ Brian J. Higgins Name: Brian J. Higgins Title: Managing Partner /s/ O. Francis Biondi, J. O. FRANCIS BIONDI, JR. /s/ Brian J. Higgins BRIAN J. HIGGINS

SCHEDULE A

Executive Officers of King Street Capital Management, L.L.C.

The following sets forth the name, title, present principal occupation or employment and citizenship of each of the executive officers of KSCM.  KSCM has no directors.  To the knowledge of the Reporting Persons, except as set forth in this statement on Schedule 13D, none of the executive officers of KSCM owns any shares of the Company’s Common Stock.

Name and Citizenship	Title at KSCM	Present Principal Occupation and Business Address (Principal Business of Employer)
O. Francis Biondi, Jr.	Managing Partner	Managing Partner
United States		King Street Capital Management, L.L.C.
65 East 55th Street, 30th Floor
New York, New York 10022

Brian J. Higgins	Managing Partner	Managing Partner
United States		King Street Capital Management, L.L.C.
65 East 55th Street, 30th Floor
New York, New York 10022

Bruce S. Darringer	Chief Operating Officer	Chief Operating Officer
United States		King Street Capital Management, L.L.C.
65 East 55th Street, 30th Floor
New York, New York 10022

Jay Ryan	Chief Financial Officer	Chief Financial Officer
United States		King Street Capital Management, L.L.C.
65 East 55th Street, 30th Floor
New York, New York 10022

Directors of King Street Capital, Ltd.

The following sets forth the name, title, present principal occupation or employment, business address and citizenship of each of the directors of KSC Ltd.  KSC Ltd. has no executive officers.  To the knowledge of the Reporting Persons, except as set forth in this statement on Schedule 13D, none of the directors of KSC Ltd. owns any shares of the Company’s Common Stock.

Name and Citizenship	Title at KSC Ltd.	Present Principal Occupation and Business Address (Principal Business of Employer)
Brian J. Higgins	Director	Managing Partner
United States		King Street Capital Management, L.L.C.
65 East 55th Street
30th Floor
New York, New York 10022

Peter W. Poole	Director	Managing Director
United Kingdom		Sable Trust Limited
Third Floor, Nagico Building
Main Street, P.O. Box 765
Road Town, Tortola
British Virgin Islands

Graham Cook	Director	Managing Director
United Kingdom		TMF (B.V.I.) Ltd.
TMF Place
P.O. Box 964
Road Town
Tortola, British Virgin Islands